Exhibit 2

2020

FOURTH QUARTER RESULTS

• Stock Listing Information

Philippine Stock Exchange

Ticker: CHP

• Investor Relations

+ 632 8849 3600

E-Mail:

chp.ir@cemex.com

Operating and Financial Highlights

	January - December			Fourth Quarter
	2020	2019	% var	2020	2019	% var
Net sales	19,707	23,596	(16%)	4,564	5,372	(15%)
Gross profit	8,092	9,683	(16%)	1,779	2,177	(18%)
as % of net sales	41%	41%	0pp	39%	41%	(2pp )
Operating earnings before other expenses, net	1,808	2,342	(23%)	315	257	23%
as % of net sales	9%	10%	(1pp )	7%	5%	2pp
Controlling Interest Net Income (Loss)	985	1,280	(23%)	227	405	(44%)
Operating EBITDA	4,172	4,227	(1%)	891	781	14%
as % of net sales	21.2%	17.9%	3.3pp	19.5%	14.5%	5.0pp
Free cash flow after maintenance capital expenditures	2,814	2,481	13%	847	(411)	N/A
Free cash flow	(437)	(719)	39%	(72)	(1,570)	95%
Net debt[1]	6,714	18,664	(64%)	6,714	18,664	(64%)
Total debt[1]	12,853	20,063	(36%)	12,853	20,063	(36%)
Earnings per share[2]	0.08	0.25	(66%)	0.02	0.08	(78%)

In millions of Philippine Pesos, except percentages, and earnings per share

[1]	U.S. dollar debt converted using end-of-period exchange rate. See Debt Information on page 4 and Exchange Rates on page 8 for more detail.
[2]	In Philippine Pesos

Net sales decreased, year-over-year, by 15% during the fourth quarter and by 16% for 2020, due to lower volumes and prices.

Cost of sales as a percentage of sales, was flat at 59% for 2020. Extraordinary benefit in 2020 shutdown costs due to reduced scope and postponement of APO Cement Plant major kiln shutdown.

Total fuel cost was 7% lower year-over-year, while total power cost declined by 16% year-over-year for 2020 due to production optimization, and lower energy prices.

During the fourth quarter, cost of sales was at 61% of sales due to the execution of kiln shutdown works in our Solid Cement Plant.

Operating expenses, as a percentage of sales, was at 32% for 2020, compared with 31% in 2019.

Distribution expenses, as a percentage of sales, was flat at 18% for 2020. Total distribution expenses decreased by 17% year-over-year for 2020, driven by initiatives to increase operational and cost efficiency.

Selling and administrative expenses, as a percentage of sales, was at 14% for 2020, compared with 13% in 2019. Total selling and administrative expenses were lower by 11% year-over-year for year 2020. Cost control measures were implemented to reduce discretionary expenses.

Operating EBITDA for 2020 was at PHP 4.2 billion, a decrease of 1% year-over-year.

Operating EBITDA margin was at 21% for 2020, as lower volumes and prices were offset by lower costs and our efforts to contain expenses, including maintenance cost deferrals.

Controlling interest net income was at PHP 985 million for 2020, 23% lower on a year-over-year basis, due to the impact of the COVID-19 pandemic on operating earnings.

Income tax for 2020 was higher on a year-over-year basis due to the utilization of deferred tax assets (NOLCO credits) during the second half which reduced cash tax payments.

Financial expenses for 2020 reflected lower outstanding loan balances and declining interest rates. From the Stock Rights Offering proceeds raised during 1Q20, we disbursed around PHP 7.9 billion for the repayment of debt owed to CEMEX ASIA, B. V., most of which had been incurred for our Solid Cement Plant expansion project.

Total debt at the end of December 2020 was at PHP 12,853 million, of which PHP 10,787 million pertained to debt owed to BDO Unibank, Inc.

2020 Fourth Quarter Results	Page 2

Operating Results

Domestic Gray Cement	January - December	Fourth Quarter	Fourth Quarter 2020
	2020 vs. 2019	2020 vs. 2019	vs. Third Quarter 2020
Volume	(11%)	(9%)	(13%)
Price in PHP	(6%)	(7%)	(5%)

Our domestic cement volumes decreased by 9% year-over-year during the fourth quarter due to adverse weather conditions, amidst the ongoing pandemic.

Sequentially, our daily sales volumes were lower by 8%, after adjusting for the impact of holidays.

For 2020, domestic cement volumes decreased by 11% year-over-year mainly due to the COVID-19 pandemic.

Our domestic cement prices were 7% lower year-over-year during the fourth quarter. This movement in our composite price was driven by a higher proportion of pick-up sales, lower demand, and competitive market dynamics.

The sequential and full year change in our prices also reflect the same effects.

2020 Fourth Quarter Results	Page 3

Operating EBITDA, Free Cash Flow and Debt Information

Operating EBITDA and Free Cash Flow

		January - December			Fourth Quarter
	2020	2019	% var	2020	2019	% var
Operating earnings before other income, net	1,808	2,342	(23%)	315	257	23%
+ Depreciation and operating amortization	2,364	1,886		575	524

Operating EBITDA	4,172	4,227	(1%)	891	781	14%
- Net financial expenses	626	1,305		(81)	237
- Maintenance capital expenditures	274	659		108	273
- Change in working capital	9	(785)		(122)	473
- Income taxes paid	418	575		112	184
- Other cash items (net)	30	(9)		26	24

Free cash flow after maintenance capital expenditures	2,814	2,481	13%	847	(411)	N/A
- Strategic capital expenditures	3,251	3,199		919	1,159

Free cash flow	(437)	(719)	39%	(72)	(1,570)	95%

In millions of Philippine Pesos

Debt Information

	Fourth Quarter		Third Quarter
	2020	2019	% var	2020
Total debt(1)(2)	12,853	20,063	(36%)	13,510
Short term	6%	9%		6%
Long term	94%	91%		94%

Cash and cash equivalents	6,139	1,399	339%	6,667

Net debt	6,714	18,664	(64%)	6,843

Leverage Ratio(3)	3.08	3.47		3.33
Coverage Ratio(3)	5.95	3.73		5.21

	Fourth Quarter
	2020	2019
Currency denomination
U.S. dollar	4%	30%
Philippine peso	96%	70%

Interest rate
Fixed	58%	43%
Variable	42%	57%

In millions of Philippine Pesos, except percentages

(1)	U.S. dollar debt converted using end-of-period exchange rate. See Exchange Rates on page 8 for more detail.
(2)	Includes leases, in accordance with Philippine Financial Reporting Standards (PFRS).
(3)	Based on BDO Loan Facility financial covenants which we are required to comply commencing on June 30, 2021.

2020 Fourth Quarter Results	Page 4

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.

(Thousands of Philippine Pesos in nominal terms, except per share amounts)

	January - December			Fourth Quarter
INCOME STATEMENT	2020	2019	% var	2020	2019	% var
Net sales	19,706,682	23,595,877	(16%)	4,564,378	5,372,359	(15%)
Cost of sales	(11,614,953)	(13,913,316)	17%	(2,785,612)	(3,195,374)	13%

Gross profit	8,091,729	9,682,561	(16%)	1,778,766	2,176,985	(18%)
Selling and Administrative Expenses	(2,782,058)	(3,111,531)	11%	(650,158)	(804,531)	19%
Distribution expenses	(3,502,053)	(4,229,410)	17%	(813,158)	(1,115,482)	27%

Operating earnings before other expenses, net	1,807,618	2,341,620	(23%)	315,450	256,972	23%
Other income (expenses), net	(30,310)	8,544	N/A	(26,001)	(23,615)	(10%)

Operating earnings (loss)	1,777,308	2,350,164	(24%)	289,449	233,357	24%
Financial expenses, net	(626,420)	(1,304,540)	52%	80,803	(237,304)	N/A
Foreign exchange gain (loss), net	170,224	453,125	(62%)	37,215	325,205	(89%)

Net income (loss) before income taxes	1,321,112	1,498,749	(12%)	407,467	321,258	27%
Income tax benefit (expenses)	(336,018)	(219,174)	(53%)	(180,505)	83,636	N/A

Consolidated net income (loss)	985,094	1,279,575	(23%)	226,962	404,894	(44%)
Non-controlling interest net income (loss)	20	23	(13%)	4	5	(20%)

Controlling Interest net income (loss)	985,114	1,279,598	(23%)	226,966	404,899	(44%)

Operating EBITDA	4,171,707	4,227,133	(1%)	890,553	780,927	14%
Earnings per share	0.08	0.25	(66%)	0.02	0.08	(78%)

	as of December 31
BALANCE SHEET	2020	2019	% Var
Total Assets	63,765,564	58,806,177	8%
Cash and Temporary Investments	6,139,411	1,399,180	339%
Derivative Asset	0	0
Trade Accounts Receivables	700,162	892,951	(22%)
Other Receivables	71,551	92,993	(23%)
Insurance Claims and Premium Receivables	87,569	445,535	(80%)
Inventories	2,349,966	3,013,444	(22%)
Assets Held for Sale	0	0
Other Current Assets	1,825,209	1,672,392	9%
Current Assets	11,173,868	7,516,495	49%
Fixed Assets	21,699,377	19,937,723	9%
Investments in an Associate and Other Investments	14,097	14,097	0%
Other Assets and Noncurrent Accounts Receivables	782,399	837,151	(7%)
Advances to Contractors	1,142,685	1,606,397	(29%)
Deferred Income Taxes—net	1,093,444	1,034,620	6%
Goodwill	27,859,694	27,859,694	0%
Other Assets	30,892,319	31,351,959	(1%)

Total Liabilities	20,861,166	29,140,690	(28%)
Current Liabilities	8,068,494	10,136,812	(20%)
Long-Term Liabilities	10,566,642	16,549,640	(36%)
Deferred Tax Liability	853	1,587	(46%)
Other Liabilities	2,225,177	2,452,651	(9%)

Consolidated Stockholders’ Equity	42,904,398	29,665,487	45%
Non-controlling Interest	150	170	(12%)
Stockholders’ Equity Attributable to Controlling Interest	42,904,248	29,665,317	45%

2020 Fourth Quarter Results	Page 5

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.

(Thousands of U.S. Dollars, except per share amounts)

	January - December			Fourth Quarter
INCOME STATEMENT	2020	2019	% var	2020	2019	% var
Net sales	398,160	457,595	(13%)	94,773	105,905	(11%)
Cost of sales	(234,672)	(269,821)	13%	(57,840)	(62,990)	8%

Gross profit	163,488	187,774	(13%)	36,933	42,915	(14%)
Selling and Administrative Expenses	(56,210)	(60,343)	7%	(13,500)	(15,861)	15%
Distribution expenses	(70,757)	(82,021)	14%	(16,884)	(21,989)	23%

Operating earnings before other expenses, net	36,521	45,410	(20%)	6,549	5,065	29%
Other income (expenses), net	(612)	166	N/A	(540)	(466)	(16%)

Operating earnings (loss)	35,909	45,576	(21%)	6,009	4,599	31%
Financial expenses, net	(12,656)	(25,299)	50%	1,678	(4,678)	N/A
Foreign exchange gain (loss), net	3,439	8,787	(61%)	773	6,411	(88%)

Net income (loss) before income taxes	26,692	29,064	(8%)	8,460	6,332	34%
Income tax benefit (expenses)	(6,789)	(4,250)	(60%)	(3,748)	1,649	N/A

Consolidated net income (loss)	19,903	24,814	(20%)	4,712	7,981	(41%)
Non-controlling interest net income (loss)	0	0		0	0

Controlling Interest net income (loss)	19,903	24,814	(20%)	4,712	7,981	(41%)

Operating EBITDA	84,286	81,977	3%	18,491	15,394	20%

	as of December 31
BALANCE SHEET	2020	2019	% Var
Total Assets	1,327,813	1,161,374	14%
Cash and Temporary Investments	127,843	27,633	363%
Derivative Asset	0	0
Trade Accounts Receivables	14,580	17,635	(17%)
Other Receivables	1,490	1,837	(19%)
Insurance Claims and Premium Receivables	1,823	8,799	(79%)
Inventories	48,934	59,513	(18%)
Assets Held for Sale	0	0
Other Current Assets	38,007	33,028	15%
Current Assets	232,677	148,445	57%
Fixed Assets	451,854	393,754	15%
Investments in an Associate and Other Investments	294	278	6%
Other Assets and Noncurrent Accounts Receivables	16,292	16,533	(1%)
Advances to Contractors	23,795	31,725	(25%)
Deferred Income Taxes - net	22,769	20,433	11%
Goodwill	580,132	550,206	5%
Other Assets	643,282	619,175	4%

Total Liabilities	434,399	575,504	(25%)
Current Liabilities	168,012	200,193	(16%)
Long-Term Liabilities	220,033	326,842	(33%)
Deferred Tax Liability	18	31	(42%)
Other Liabilities	46,336	48,438	(4%)

Consolidated Stockholders’ Equity	893,414	585,869	52%
Non-controlling Interest	3	3	0%
Stockholders’ Equity Attributable to Controlling Interest	893,411	585,866	52%

2020 Fourth Quarter Results	Page 6

Other Information

Newly issued PFRS effective in 2019

PFRS 16, Leases (“PFRS 16”)

In summary, beginning January 1, 2019, PFRS 16 introduces a single lessee accounting model and requires a lessee to recognize, for all leases, allowing exemptions in case of leases with a term of less than 12 months or when the underlying asset is of low value, assets for the right-of-use of the underlying asset against a corresponding financial liability, representing the net present value of estimated lease payments under the contract, with a single income statement model in which a lessee recognizes amortization of the right-of-use asset and interest on the lease liability. After concluding the inventory and measurement of its leases, CEMEX Holdings Philippines, Inc. and Subsidiaries adopted PFRS 16 using the full retrospective approach by means of which it determined an opening cumulative effect in its statement of financial position as of January 1, 2017 as follows:

(Thousands of Philippine Pesos)	As of January 1, 2017
Assets for the right-of-use	2,187,292
Deferred income tax assets	33,509
Deferred income tax liability	(3,053)
Lease liabilities	2,309,165

Retained earnings [1]	(85,311)

[1]

The initial effect in retained earnings refers to a temporary difference between the straight-line amortization expense of the right-of-use asset and the amortization of the financial liability under the effective interest rate method since origination of the contracts. This difference will reverse over the remaining term of the contracts.

As of December 31, 2020 and 2019, assets for the right-of-use amounted to PHP 1,791 million and PHP 1,962 million, respectively. In addition, financial liabilities related to lease contracts amounted to PHP 2,066 million as of December 31, 2020 and PHP 2,163 million as of December 31, 2019. These amounts of financial liabilities as of December 31, 2020 and 2019 are included in the “Debt Information” section appearing on page 4.

2020 Fourth Quarter Results	Page 7

Definitions of Terms and Disclosures

Methodology for translation, consolidation, and presentation of results

CEMEX Holdings Philippines, Inc. (“CHP”) reports its consolidated financial statements under Philippine Financial Reporting Standards

(“PFRS”). When reference is made in 2020 and 2019 to consolidated financial statements, it means CHP financial information together with its subsidiaries.

For the purpose of presenting figures in U.S. dollars, the consolidated balance sheet as of December 31, 2020 has been converted at the end of period exchange rate of 48.02 Philippine pesos per US dollar while the consolidated income statement for the whole year period ended December 31, 2020 has been converted at the January to December 2020 average exchange rate of 49.49 Philippine pesos per US dollar. On the other hand, the consolidated income statement for the three-month period ended December 31, 2020 has been converted at the October to December 2020 average exchange rate of 48.16 Philippine pesos per US dollar.

Definition of terms

PHP refers to Philippine Pesos.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Strategic capital expenditures investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Change in Working capital in the Free cash flow statements only include trade receivables, trade payables, receivables, and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense.

Net debt equals total debt minus cash and cash equivalents.

Exchange Rates	January - December		Fourth Quarter		January - December
	2020 average	2019 average	2020 average	2019 average	2020 End of period	2019 End of period
Philippine peso	49.49	51.57	48.16	50.73	48.02	50.64

Amounts provided in units of local currency per US dollar

2020 Fourth Quarter Results	Page 8